Frontier

PURCHASE AND SALE AGREEMENT
(Fairchild Lake / Wernecke, Yukon Territory and Northwest Territories, Canada)

THIS PURCHASE AND SALE AGREEMENT ("Agreement") executed as of **14-December-2005** with effect as of the same date (the "Effective Date")

AMONG

NEWMONT EXPLORATION OF CANADA LIMITED
20 Eglinton Avenue West, Suite 1900
Toronto, Ontario M4R 1K8 CANADA
Facsimile: 416-488-6598
Phone: 416-480-6480

(hereinafter "**NEWMONT**")

and

NVI MINING LTD. – Breakwater
a federal corporation incorporated under the laws of Canada
95 Wellington Street West, Suite 950
Toronto, Ontario MJ5 2N7 CANADA
Facsimile: 416-363-1315
Phone: 416-363-4798

(hereinafter "**NVI**")

(NEWMONT and NVI, collectively, "**SELLER**")

and

FRONTEER DEVELOPMENT GROUP INC.
a corporation incorporated under the laws of Ontario, Canada
1640 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X1 CANADA
Facsimile: 604-632-4678
Phone: 604-632-4677

(hereinafter "**FRONTEER**")

and

RIMFIRE MINERALS CORPORATION
a corporation incorporated under the laws of the Province of British Columbia, Canada
700 – 700 West Pender Street
Vancouver, British Columbia V6C 1G8 CANADA
Facsimile: 604-669-0898
Phone: 604-669-6660

(hereinafter "**RIMFIRE**")

(FRONTEER and RIMFIRE, collectively, "**BUYER**")

RECITALS

A. **WHEREAS,** Pamicon Developments Ltd., Equity Engineering Ltd. and Antioch Investments Ltd. granted to Westmin Resources Limited an exclusive option to earn a 100% interest in certain properties located in the Mayo Mining District, Yukon Territory, Canada by making payments totaling CAD$225,000 and completing expenditures totaling CAD$2.4M, which payments and work expenditures were completed by Westmin Resources Limited, subject to a 7.5% or 15% (as applicable) net profits to be retained by Pamicon/Equity/Antioch, plus advance royalties of CAD$50,000 per year upon the commencement of a feasibility study costing at least CAD$500,000, pursuant to that certain agreement dated 22-September-1993 (as amended) attached as **Schedule "D"** (the "Fairchild Agreement");

B. **WHEREAS,** Boliden Westmin (Canada) Limited (successor in interest to Westmin Resources Limited) granted to Newmont Exploration of Canada Limited an exclusive option to earn a 51% interest in certain properties located in the Mayo Mining District, Yukon Territory, Canada by completing expenditures totaling CAD$3.5M, which work expenditures were completed, plus the option to earn an additional 1% interest for every CAD$500,000 expended up to a 65% interest, pursuant to that certain agreement dated 22-September-1993 (as amended) attached as **Schedule "E"** (the "Boliden Agreement");

C. **WHEREAS,** In accordance with the terms of the Boliden Agreement, Newmont Exploration of Canada Limited currently owns an 60% interest in and to the Property described in attached **Schedule "A"** and NVI Mining Ltd. (successor in interest to Westmin Resources Limited and Boliden Westmin (Canada) Limited) currently owns a 40% interest in and to the Property described in **Schedule "A"**;

D. **WHEREAS,** NVI Mining Ltd. (successor in interest to Boliden Westmin (Canada) Limited and Westmin Resources Limited) is the registered owner of the Property (all unpatented mining claims) described in **Schedule "A"**;

E. **WHEREAS,** FRONTEER and RIMFIRE have entered into a non-binding letter of intent (expected to be replaced by a binding formal agreement) dated May 27, 2005 setting out, as between themselves, their respective interests as the BUYER of the Property, all subject to the terms and conditions of this Agreement; and

F. **WHEREAS** BUYER has agreed to purchase all right, title, interest of SELLER in and to the Property, and SELLER has agreed to sell all right, title and interest of SELLER in and to the Property, including the Fairchild Agreement described above, and subject to a net smelter returns royalty to be paid by BUYER to SELLER in respect of the Property or the Area of Interest and the other terms and conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained, the Parties hereto hereby agree as follows:

1. Definitions. In this Agreement, its Recitals and the schedule(s) and/or exhibits attached to this Agreement the following terms shall have the following meanings:

"Affiliate" shall have the meaning ascribed to that term by the Canada Business Corporations Act on the date hereof.

"After-Acquired Interest" means the mining claim, license, lease, grant, concession, permit, patent, or other mineral property or other rights or interests that may become part of the Property as set out in **section 7**.

"Agreement" or "Purchase and Sale Agreement" means this Purchase and Sale Agreement and all amendments, modifications and supplements thereto.

"Area of Interest" means that area which lies between 64° 30' and 65° 20' north latitude and 133° 00' and 135° 00' west longitude, located in the Yukon Territory and in an adjacent part of the Northwest Territories, Canada.

"Boliden Agreement" means the agreement described in **Recital B**.

"Business Day" means any calendar day other than a Saturday or Sunday or any statutory holiday or civic holiday in the Province of British Columbia.

"BUYER" shall include FRONTEER and RIMFIRE and to the extent applicable in the circumstances, all of BUYER's successors-in-interest, including without limitation assignees, partners, joint venture partners and lessees having or claiming an interest in any of the Property. The covenants, agreements, representations and warranties of FRONTEER and RIMFIRE in this Agreement are joint and several. Each of FRONTEER and RIMFIRE may enforce its respective rights under this Agreement separately or in conjunction with the other.

"Closing" means such time as the Closing Documents are delivered to the Parties in accordance with this Agreement.

"Closing Date" means such date that the Closing Documents are delivered to the Parties, which date shall on a commercially reasonable efforts basis by the Parties be no later than **31-December-2005**.

"Closing Documents" means the documents described in **section 10**.

"Disposition" means as described in **section 21**.

"Effective Date" means the date specified on the top of page one of this Agreement.

"Fairchild Agreement" means the agreement described in **Recital A**.

"FRONTEER" shall include, to the extent applicable in the circumstances, all of FRONTEER's successors-in-interest, including without limitation, assignees, partners, joint venture partners and lessees having or claiming an interest in any of the Property on a joint and collective basis.

"Minerals" means as described in **section 3**.

"Net Smelter Returns" means as described in the Royalty Agreement.

"NEWMONT" shall include, to the extent applicable in the circumstances, all of NEWMONT's successors-in-interest, including without limitation, assignees, partners, joint venture partners and lessees having or claiming an interest in the Property.

"Notice" means as described in **section 20**.

"NVI" shall include, to the extent applicable in the circumstances, all of NVI's successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees having or claiming an interest in any of the Property.

"Offered Interest" means as described in **section 21**.

"Parties" means FRONTEER and RIMFIRE and NEWMONT and NVI collectively.

"Party" means any of the Parties individually.

"Purchase Price" means the consideration stipulated in **section 3**.

"Property" means the mineral property described in attached **Schedule "A"** including without limitation any amendments, supplements, renewals and replacements thereof, together with the underlying agreements, any After-Acquired Interest and the Records and Data.

"Records and Data" means all books, contracts, documents, technical information and data (in paper or electronic form), maps, surveys, drill core samples and assays owned by SELLER related to the Property.

"RIMFIRE" shall include, to the extent applicable in the circumstances, all of RIMFIRE's successors-in-interest, including without limitation, assignees, partners, joint venture partners and lessees having or claiming an interest in any of the Property on a joint and collective basis.

"ROFR" means as described in **section 21**.

"Royalty" means the Net Smelter Returns royalty stipulated in **section 3** and further described in the Royalty Agreement.

"Royalty Agreement" means collectively the Royalty Agreement(s) stipulated in **section 3** in the form attached as **Schedule "B" and Schedule "C"**.

"SELLER" shall include NEWMONT and NVI and to the extent applicable in the circumstances, all of SELLER's successors-in-interest, including without limitation, assignees, partners, joint venture partners and lessees having or claiming an interest in any of the Property. The covenants, agreements, representations and warranties of NEWMONT and NVI in this Agreement are several and not joint and several. Each of NEWMONT and NVI may enforce its respective rights under this Agreement separately or in conjunction with the other.

"Transmission" means as described in **section 20**.

"Work Expenditures" means all direct and indirect, on-site and off-site costs of evaluation, exploration and development of the Property and within the Area of Interest, and land holding costs carried out by FRONTEER. Any excess Work Expenditures in any period shall apply against any future years' obligations. FRONTEER shall conduct all Work Expenditures in full compliance with all applicable laws and regulations.

2. Purchase and Sale. **(a)** Each of NEWMONT and NVI shall and hereby covenants to sell, transfer and assign to FRONTEER and RIMFIRE as tenants in common at Closing all of its right, title, interest and, subject to **section 17**, obligations and liabilities in and to the Property and the Fairchild Agreement and the Records and Data; and **(b)** BUYER shall and hereby covenants to purchase at Closing all of SELLER's right, title and interest and assume, subject to **section 17**, all obligations and liabilities of SELLER in and to the Property and the Fairchild Agreement and the Records and Data.

3. Purchase Price. In addition to the Royalty and performing the Work Expenditures as set out in **section 4**, as consideration for the purchase and sale of the Property, BUYER agrees to deliver to NEWMONT and NVI in the percentages specified in **section 5** at Closing **(a)** the sum of Ten Canadian Dollars (CAD$10.00), free and clear of any sale, transfer or other like value added taxes; and **(b)** the Royalty Agreement executed by the BUYER agreeing to pay the SELLER a perpetual production royalty in the amount of an aggregate of Two Percent (2.0%) net smelter returns from the sale or other disposition of all Minerals produced from the Property, determined in accordance with the provisions of the Royalty Agreement (the "Royalty"). For purposes of this Agreement, the term "Minerals" shall mean as that term is defined in the Yukon Quartz Mining Act.

4. Work Expenditures. **(a)** FRONTEER agrees to complete the following minimum Work Expenditures in accordance with the following schedule.

Work Expenditures and Due Dates	Amount	Aggregate Amount
On or before the 1st Anniversary following the Effective Date	*CAD$75,000	*CAD$75,000

On or before the 2nd Anniversary following the Effective Date	CAD$325,000	CAD$400,000
On or before the 3rd Anniversary following the Effective Date	CAD$600,000	CAD$1,000,000
On or before the 4th Anniversary following the Effective Date	CAD$1,000,000	CAD$2,000,000

* The 1st anniversary Work Expenditure shall be a firm commitment by FRONTEER

Subject to FRONTEER's completion of the 1st anniversary Work Expenditures, the Parties acknowledge that RIMFIRE may elect to complete subsequent Work Expenditures if FRONTEER elects not to proceed with the Work Expenditures. Provided FRONTEER has timely incurred at least 90% of the required Work Expenditures for any period, FRONTEER may elect to pay SELLER, on or before the Work Expenditures due date, any shortfall in cash. Any cash timely paid in lieu of Work Expenditures shall be deemed to have been Work Expenditures duly and timely incurred by FRONTEER. FRONTEER shall provide to NEWMONT, on or before each Work Expenditures due date, a notice and summary of the Work Expenditures completed to such date. FRONTEER shall promptly provide to NEWMONT, if requested by NEWMONT, copies of all supporting documentation relating to such Work Expenditures.

(b) If FRONTEER fails to complete any of the Work Expenditures in accordance with the above schedule SELLER may, at its sole election, require BUYER to transfer the Property, plus any other interests in land or minerals that it owns, controls or has any interest in within the Area of Interest, to SELLER, free and clear of any encumbrances created by, through or under BUYER, whereupon this Agreement, except this **subsection 4(b)** and **section 17** shall terminate. Notwithstanding the foregoing, upon any such transfer, BUYER shall continue to be responsible for any liabilities, including reclamation and other environmental liabilities as set out in **section 17**.

5. Payment Allocation. The sums that may become payable by BUYER to SELLER under this Agreement and the Royalty Agreement shall be payable to SELLER separately in the percentages set out below. Payment may be made, at BUYER's option, in currency, electronic wire transfer or by BUYER's certified check and may be mailed (if a check) or delivered to SELLER at the addresses specified below in **section 20**. Delivery thereof shall be deemed completed upon such delivery to SELLER.

Payee	Payment Percentage
Newmont Exploration of Canada Limited	60%
NVI Mining Ltd.	40%

6. Registration on Title. The Parties agree that following Closing **(a)** BUYER shall immediately undertake all acts required to register title to the Property in BUYER's name by filing an appropriate statutory form of transfer document(s) executed by NVI; and **(b)** SELLER may register or record against title to the Property the Royalty Agreement and such form of notice, caution or other document(s) including, without limitation, this Agreement, a conditional payment note and collateral charge/mortgage of land or other security instruments as it considers appropriate to secure payment from time to time and protect SELLER's right to receive the Royalty or other sums due under this Agreement and the Royalty Agreement. The Parties hereby consent to such registering or recording and agree to co-operate with such other Parties to accomplish the same. If any reclamation bonds or other instruments of security are posted against the Property by SELLER, BUYER shall immediately undertake all acts required to replace the same in BUYER's name and cause the release of any such instruments to SELLER.

7. After-Acquired Interest. If at any time BUYER or any Affiliate or successor or assignee of BUYER, stakes, applies for, and obtains or otherwise acquires, directly or indirectly, any right to or interest in any mining claim, license, lease, grant, concession, permit, patent, or other mineral property or other rights or interests located wholly or partly within the exterior boundaries of the Property or within the Area of Interest, BUYER shall promptly deliver written notice to SELLER in accordance with **section 20** (accompanied by copies of all data in BUYER's possession relating to such property or acquisition). SELLER shall have thirty (30) days from the date of delivery of such notice and data to elect to have such rights or interests become part of the Property. Failure by SELLER to so elect shall be deemed to be an election by SELLER for such acquisition to become part of the Property. Any such mining claim, license, lease, grant, concession, permit, patent, or other mineral property or other rights or interests that becomes part of the Property shall be referred to as an "After-Acquired Interest". If SELLER elects to

include such rights or interests in the Property, the Parties shall execute an amendment to this Agreement documenting such addition.

8. Term. The Royalty described in the Royalty Agreement shall be perpetual, it being the intent of the Parties hereto that, to the extent allowed by law, the Royalty shall constitute a vested interest in and a covenant running with the land affecting the Property and all successions thereof whether created privately or through governmental action and, subject to the provisions of **section 21 or section 22** shall inure to the benefit of and be binding upon the Parties and their respective legal representatives, successors and assigns so long as BUYER or any successor or assignee of BUYER holds any rights or interests in the Property or the Area of Interest. In the event a court of competent jurisdiction determines that any right, power or interest of any Party under this Agreement would violate the rule against perpetuities, then such right, power or interest shall terminate at the expiration of twenty (20) years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the Effective Date of this Agreement. This Agreement shall not be terminated solely as a result of a violation of the rule against perpetuities.

9. Real Property Interest and Relinquishment of Property. The Royalty shall attach to any amendments, relocations or conversions of any mining claim, license, or lease, concession, permit, patent or other tenure comprising the Property, or to any renewals or extensions thereof. The Royalty shall, if allowed by law, be a real property interest that runs with the Property and shall be applicable to BUYER and its successors and assigns of the Property. If BUYER or any Affiliate or successor or assign of BUYER surrenders, allows to lapse or otherwise relinquishes or terminates its interest in any of the Property and within a period of five (5) years after the effective date of relinquishment or abandonment reacquires a direct or indirect interest in the land covered by the former Property, then from and after the date of such reacquisition such reacquired properties shall be included in the Property and the Royalty shall apply to such interest so acquired. BUYER shall give written notice to SELLER within ten (10) days of any relinquishment, abandonment, acquisition or reacquisition of Property within the Area of Interest. If both NEWMONT and NVI elect to acquire any such acquisition or reacquisition, such acquisition or reacquisition shall be pro-rata in accordance with the percentages specified in **section 5**. Notwithstanding the foregoing, BUYER and SELLER have agreed to include as part of the Property all properties currently owned or controlled by BUYER within the Area of Interest.

10. Closing Documents. At Closing **(a)** BUYER shall deliver to SELLER (i) Ten Canadian dollars (CAD$10.00), and the executed Royalty Agreement; and **(b)** NVI shall deliver to BUYER duly executed statutory form transfer document(s) with respect to the Property and any related documentation requested by BUYER, acting reasonably, with respect to the Property. The documents described in this section are collectively referred to as the "Closing Documents". Prior to and after Closing SELLER shall permit BUYER reasonable access to the Records and Data and allow BUYER to make copies of all such Records and Data at its sole cost. This Agreement will not merge in the Closing Documents and will survive the execution and delivery thereof and will continue in full force and effect.

11. Property Sold and Purchased on an "As-is, Where-is" Basis. Except for the representations and warranties provided for in this Agreement, the Parties agree that the purchase and sale of the Property shall be on an "As-is, Where-is" basis. BUYER acknowledges that it has conducted such examinations of the Property and the Records and Data related to it as it has deemed necessary or appropriate and that it is not relying upon any assurances or statements of SELLER, other than those provided in this Agreement.

12. Taxes, Transfer Fees. BUYER shall pay directly to or make the appropriate filings with the appropriate taxing authorities in respect of all sales and transfer taxes (including land transfer taxes), registration charges and transfer fees and GST or other value added taxes applicable in respect of its purchase of the Property under this Agreement.

13. Representations and Warranties.

(a) Representations and Warranties of NEWMONT. NEWMONT represents and warrants to BUYER that: (i) it is a corporation duly incorporated and validly subsisting under the laws of the jurisdiction of its

incorporation; (ii) all requisite corporate acts and proceedings have been done and taken by it with respect to entering into this Agreement and the transactions contemplated herein and therein; (iii) it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder; (iv) it has all necessary corporate power to own or lease the Property and is registered as required and in good standing with respect to the filing of returns under the laws of all jurisdictions in which the failure to so register or file would have a material adverse effect on its title to the Property; (v) the execution and delivery of this Agreement and the performance and consummation of the transactions contemplated hereby, do not and will not result in a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party and by which it is bound to which the Property is subject, nor will such action conflict with or result in any violation of the provisions of its charter documents; (vi) no consent, approval or authorization of its shareholders in respect of the transactions contemplated herein is required by it for the consummation of the transactions contemplated herein; (vii) this Agreement, and the transactions contemplated herein have been duly authorized, executed and delivered by NEWMONT and this Agreement constitutes legal, valid and binding obligations of NEWMONT, enforceable against it in accordance with the terms herein and as of the Closing Date all third party consents and regulatory, governmental and stock exchange approvals required to be obtained by NEWMONT in respect of this Agreement and the transactions contemplated thereby, have now or will have been obtained in respect thereof, including from all governmental authorities having jurisdiction, and in respect of the transactions contemplated herein; (viii) NEWMONT is not and will not be on the Closing Date a non-resident of Canada for the purposes of the Income Tax Act (Canada); (ix) NEWMONT is not a party to any actions, suits or proceedings which could materially affect its interest in the Property, and to the best knowledge of NEWMONT no such actions, suits or proceedings are contemplated or have been threatened; (x) to the best knowledge of NEWMONT, NEWMONT is the legal and beneficial owner of a 60% right, title and interest in and to the Property, free and clear of all liens, mortgages, charges, pledges, security interests, encumbrances, equities or claims, created by, through or under NEWMONT, except as otherwise specified in Schedule "A", and such rights, titles and interests of NEWMONT are in good standing in accordance with and pursuant to applicable law; (xi) no representation or warranty is given as to the existence or non-existence of Aboriginal rights or interests in or with respect to the Property or the land subject to the Property or as to the existence or non-existence of rights of third parties acquired from the Crown to use the land subject to the Property for uses that may compete with mineral exploration, development or mining; (xii) NEWMONT makes no representations or warranties to BUYER concerning the Records and Data and BUYER agrees that if it elects to rely on any such Records and Data, it does so at its sole risk; and (xiii) to the best knowledge of NEWMONT, there are no writs, injunctions, orders or judgments outstanding, no lawsuits, claims, proceedings or investigations pending or threatened, relating to the use, maintenance or operation of the Property, relating to environmental or similar matters.

(b) Representations and Warranties of NVI. NVI represents and warrants to BUYER that: (i) it is a corporation duly incorporated and validly subsisting under the laws of the jurisdiction of its incorporation; (ii) all requisite corporate acts and proceedings have been done and taken by it with respect to entering into this Agreement and the transactions contemplated herein and therein; (iii) it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder; (iv) it has all necessary corporate power to own or lease the Property and is registered as required and in good standing with respect to the filing of returns under the laws of all jurisdictions in which the failure to so register or file would have a material adverse effect on its title to the Property; (v) the execution and delivery of this Agreement and the performance and consummation of the transactions contemplated hereby, do not and will not result in a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party and by which it is bound to which the Property is subject, nor will such action conflict with or result in any violation of the provisions of its charter documents; (vi) no consent, approval or authorization of its shareholders in respect of the transactions contemplated herein is required by it for the consummation of the transactions contemplated herein; (vii) this Agreement, and the transactions contemplated herein have been duly authorized, executed and delivered by NVI and this Agreement constitutes legal, valid and binding obligations of NVI, enforceable against it in accordance with the terms herein and as of the Closing Date all third party consents and regulatory, governmental and stock exchange approvals required to be obtained by NVI in respect of this Agreement and the transactions contemplated thereby, have now or will have been obtained in respect thereof, including from all governmental authorities having jurisdiction, and in respect

of the transactions contemplated herein; (viii) NVI is not and will not be on the Closing Date a non-resident of Canada for the purposes of the Income Tax Act (Canada); (ix) NVI is not a party to any actions, suits or proceedings which could materially affect its interest in the Property, and to the best knowledge of NVI no such actions, suits or proceedings are contemplated or have been threatened; (x) to the best knowledge of NVI, NVI is the legal and beneficial owner of a 40% right, title and interest in and to the Property, free and clear of all liens, mortgages, charges, pledges, security interests, encumbrances, equities or claims, created by, through or under NVI, except as otherwise specified in Schedule "A", and such rights, titles and interests of NVI are in good standing in accordance with and pursuant to applicable law; (xi) no representation or warranty is given as to the existence or non-existence of Aboriginal rights or interests in or with respect to the Property or the land subject to the Property or as to the existence or non-existence of rights of third parties acquired from the Crown to use the land subject to the Property for uses that may compete with mineral exploration, development or mining; (xii) NVI makes no representations or warranties to BUYER concerning the Records and Data and BUYER agrees that if it elects to rely on any such Records and Data, it does so at its sole risk; and (xiii) to the best knowledge of NVI, there are no writs, injunctions, orders or judgments outstanding, no lawsuits, claims, proceedings or investigations pending or threatened, relating to the use, maintenance or operation of the Property, relating to environmental or similar matters.

(c) Representations and Warranties of FRONTEER. FRONTEER represents and warrants to SELLER that: (i) it is a corporation duly incorporated and validly subsisting under the laws of the jurisdiction of its incorporation; (ii) all requisite corporate acts and proceedings have been done and taken by it with respect to entering into this Agreement and the transactions contemplated herein and therein; (iii) it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder; (iv) it has all necessary corporate power to own or lease the Property and is registered as required and in good standing with respect to the filing of returns under the laws of all jurisdictions in which the failure to so register or file would have a material adverse effect on its title to the Property; (v) the execution and delivery of this Agreement and the performance and consummation of the transactions contemplated hereby, do not and will not result in a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party and, nor will such action conflict with or result in any violation of the provisions of its charter documents; (vi) no consent, approval or authorization of its shareholders in respect of the transactions contemplated herein is required by it for the consummation of the transactions contemplated herein; (vii) this Agreement, and the transactions contemplated herein have been duly authorized, executed and delivered by FRONTEER and this Agreement constitutes legal, valid and binding obligations of FRONTEER, enforceable against it in accordance with the terms herein and as of the Closing Date all third party consents and regulatory, governmental and stock exchange approvals required to be obtained by FRONTEER in respect of this Agreement and the transactions contemplated thereby, have now or will have been obtained in respect thereof, including from all governmental authorities having jurisdiction, and in respect of the transactions contemplated herein; (viii) FRONTEER is not and will not be on the Closing Date a non-resident of Canada for the purposes of the Income Tax Act (Canada); (ix) FRONTEER is not a party to any actions, suits or proceedings which could materially affect its business or financial condition with respect to the Property, and to the best knowledge of FRONTEER no such actions, suits or proceedings are contemplated or have been threatened; and (x) FRONTEER, during its due diligence on and with respect to the Property, has not become aware of any violations of any past or present applicable federal, provincial or local laws, statutes rules, regulations, permits, ordinances, certificates, licenses, closure plans and other regulatory requirements, policies or guidelines respecting the Property.

(d) Representations and Warranties of RIMFIRE. RIMFIRE represents and warrants to SELLER that: (i) it is a corporation duly incorporated and validly subsisting under the laws of the jurisdiction of its incorporation; (ii) all requisite corporate acts and proceedings have been done and taken by it with respect to entering into this Agreement and the transactions contemplated herein and therein; (iii) it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder; (iv) it has all necessary corporate power to own or lease the Property and is registered as required and in good standing with respect to the filing of returns under the laws of all jurisdictions in which the failure to so register or file would have a material adverse effect on its title to the Property; (v) the execution and delivery of this Agreement and the performance and consummation of the transactions contemplated hereby, do not and will not result in a default under any indenture, mortgage, deed of trust,

loan agreement or other agreement or instrument to which it is a party, nor will such action conflict with or result in any violation of the provisions of its charter documents; (vi) no consent, approval or authorization of its shareholders in respect of the transactions contemplated herein is required by it for the consummation of the transactions contemplated herein; (vii) this Agreement, and the transactions contemplated herein have been duly authorized, executed and delivered by RIMFIRE and this Agreement constitutes legal, valid and binding obligations of RIMFIRE, enforceable against it in accordance with the terms herein and as of the Closing Date all third party consents and regulatory, governmental and stock exchange approvals required to be obtained by RIMFIRE in respect of this Agreement and the transactions contemplated thereby, have now or will have been obtained in respect thereof, including from all governmental authorities having jurisdiction, and in respect of the transactions contemplated herein; (viii) RIMFIRE is not and will not be on the Closing Date a non-resident of Canada for the purposes of the Income Tax Act (Canada); (ix) RIMFIRE is not a party to any actions, suits or proceedings which could materially affect its business or financial condition with respect to the Property, and to the best knowledge of RIMFIRE no such actions, suits or proceedings are contemplated or have been threatened; and (x) RIMFIRE, during its due diligence on and with respect to the Property, has not become aware of any violations of any past or present applicable federal, provincial or local laws, statutes rules, regulations, permits, ordinances, certificates, licenses, closure plans and other regulatory requirements, policies or guidelines respecting the Property.

(e) Survival of Representations and Warranties. For a term of two (2) years from and after the Effective Date, (i) the representations and warranties contained herein shall survive the Closing and shall continue in full force and effect; and (ii) NEWMONT and NVI and FRONTEER and RIMFIRE each hereby covenant to and in favor of each other to indemnify and save the other harmless from and against all claims, demands, actions, causes of action, damages, losses, costs, liabilities and expenses which may be incurred by or brought against the other Party and/or which the other Party may suffer or incur as a result of, in respect of, or arising out of any breach of any representation or warranty made by it or any non-fulfillment of any covenant or obligation of it under this Agreement or the Royalty Agreement.

14. Other Covenants of NEWMONT and NVI. Except as otherwise contemplated or permitted by this Agreement, each of NEWMONT and NVI shall, prior to Closing: (a) use commercially reasonable efforts to preserve and protect or cause to be preserved and protected all of its right, title and interest in and to the Property, until Closing; and (b) not make any modification of its ordinary course business practices in respect of its interest in the Property nor make any commitments in respect of the Property, or its right, title and interest in and to the Property.

15. Encumbrances. During the time period between the Effective Date and the Closing Date, SELLER shall not suffer or permit any encumbrance, created by, through or under SELLER, to attach to or affect the Property or its right, title and interest therein.

16. Other Business. SELLER and BUYER shall have the right without consulting or notifying the other to engage in and receive full benefits from other and independent business activities, whether or not competitive or in conflict with the transactions contemplated in this Agreement. The doctrine of "corporate opportunity" or "business opportunity" shall not be applied to any other transaction, activity, venture or operation of SELLER or BUYER not within the boundaries or in respect of the Property or the Area of Interest, and, except as otherwise expressly provided in other agreements between SELLER and BUYER, if any, neither of SELLER or BUYER shall have any duty to the other with respect to any opportunity to acquire property outside of the boundaries of the Property or the Area of Interest.

17. Assumption of Liabilities; Indemnifications by BUYER.

(a) FRONTEER assumes, upon the completion of the Work Expenditures, all liabilities of SELLER, whether known or unknown, in, to and under the Property, including but not limited to any and all environmental liabilities. RIMFIRE assumes, as of the Closing Date, all liabilities of SELLER, whether known or unknown, in, to and under the Property, including but not limited to any and all environmental liabilities. Upon completion of the Work Expenditures, FRONTEER and RIMFIRE shall be jointly and severely liable for the same.

(b) FRONTEER shall be responsible for: (i) On or before the completion of the Work Expenditures all costs, fines, damages, judgments, penalties, responsibilities or liabilities, whether known or unknown, arising out of or related to any activities, operations or work conducted by or on behalf of FRONTEER, including, but not limited to any environmental obligations in connection with the Property; and (ii) After the completion of the Work Expenditures all costs, fines, damages, judgments, penalties, responsibilities or liabilities arising out of or relating to any conditions, operations or other activities, whether known or unknown, at or relating to the Property, including but not limited to environmental conditions, regardless of whether such conditions or liabilities were created or arise before or after the Closing Date.

(c) RIMFIRE shall, as of the Closing Date, be responsible for all costs, fines, damages, judgments, penalties, responsibilities or liabilities arising out of or relating to any conditions, operations or other activities, whether known or unknown, at or relating to the Property, including, but not limited to environmental conditions, regardless of whether such conditions or liabilities were created or aoise before or after the Closing Date.

(d) FRONTEER hereby indemnifies and saves harmless SELLER from: (i) On or before the completion of the Work Expenditures, any loss, cost or liability (including reasonable legal fees) arising from a claim against SELLER in respect of: (1) any failure by BUYER to timely and fully perform all reclamation, restoration, remediation, waste disposal or closure obligations required by law or regulation, the terms and conditions of applicable licenses or by governmental authorities or otherwise required to prevent liability in respect of all activities on the Property occurring subsequent to the Closing Date; (2) any failure or omission by BUYER which results in a violation of or liability under any present or future applicable federal, provincial, territorial or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies or guidelines in respect of all activities on the Property occurring subsequent to the Closing Date; and (3) any claims by third parties against SELLER in respect of property damage or injury or death to persons arising out of the activities on or with respect to the Property occurring subsequent to the Closing Date; and (ii) After the completion of the Work Expenditures, any loss, cost or liability (including reasonable legal fees) arising from a claim against SELLER in respect of: (1) any failure by BUYER to timely and fully perform all reclamation, remediation, restoration, waste disposal or closure obligations required by law or regulation, the terms and conditions of applicable licenses or by governmental authorities or otherwise to prevent liability in respect of all activities on the Property, whether occurring prior to or subsequent to the Closing Date; (2) any conditions or activities on or relating to the Property which results in a violation of or liability under any present or future applicable federal, provincial, territorial or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies or guidelines in respect of all activities on the Property whether occurring prior to or subsequent to the Closing Date; and (3) any claims by third parties against SELLER in respect of property damage or injury or death to persons arising out of any activities on or with respect to the Property whether occurring prior to or subsequent to the Closing Date.

(e) RIMFIRE hereby, as of the Closing Date, indemnifies and saves harmless SELLER from any loss, cost or liability (including reasonable legal fees) arising from a claim against SELLER in respect of: (i) any failure by BUYER to timely and fully perform all reclamation, remediation, restoration, waste disposal or other closure obligations required by law or regulation, the terms and conditions of applicable licenses or by governmental authorities or otherwise to prevent liability in respect of all activities on the Property, whether occurring prior to or subsequent to the Closing Date; (ii) any conditions or activities on or relating to the Property which results in a violation of or liability under any present or future applicable federal, provincial, territorial or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies or guidelines in respect of all activities on the Property whether occurring prior to or subsequent to the Closing Date; and (iii) any claims by third parties against SELLER in respect of property damage or injury or death to persons arising out of any activities on or with respect to the Property whether occurring prior to or subsequent to the Closing Date.

(f) In the event SELLER elects to and does reacquire the Property or parts of the Property upon abandonment by BUYER in accordance with section 24 of this Agreement, FRONTEER and RIMFIRE shall be released from the foregoing liabilities and indemnifications with respect to activities on or with

respect to the Property or those reacquired parts of the Property arising (i) prior to the Closing Date and (ii) subsequent to the effective date of such reacquisition.

18. Dispute Resolution. Any dispute, controversy or claim arising out of, in relation to or in connection with this Agreement, including any dispute as to the validity, interpretation, enforceability or breach of this Agreement, shall be exclusively and finally settled by binding arbitration before a single qualified arbitrator appointed upon the unanimous agreement of the Parties and conducted in accordance with the Commercial Arbitration Act of British Columbia. The arbitrator shall be knowledgeable about the matter being arbitrated. The decision rendered by the arbitrator shall be final and binding upon the Parties. The decision rendered by the arbitrator may be entered into any court. Each Party shall pay their own fees and expenses (and shall pay their own attorneys' fees and expenses) related to the arbitration, regardless of how the arbitrated issue is decided. The Parties covenant that they shall conduct all aspects of such arbitration having regard at all times to minimizing the cost and expediting the final resolution of such arbitration. Arbitration shall be conducted in English, in Vancouver, British Columbia, Canada.

19. Expenses. Each Party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement and the transactions contemplated hereunder and thereunder, whether or not the Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.

20. Notices. (a) Any notice, demand or other communication (in this section, a "Notice") required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if: (i) delivered in person during normal business hours of the recipient on a Business Day and left with a receptionist or other responsible employee of the recipient at the applicable address first set forth in this Agreement; or (ii) sent by facsimile transmission (a "Transmission") during normal business hours on a Business Day charges prepaid and confirmed by regular mail at the address first set forth in this Agreement; and (b) each Notice sent in accordance with this section shall be deemed to have been received: (i) on the day it was delivered; or on the same day that it was sent by fax transmission, or (ii) on the first Business Day thereafter if the day on which it was sent by fax transmission was not a Business Day. The Notice addresses for the Parties are set out on page one (1) of this Agreement. A Party may change its address for Notice by giving Notice to the other Party in accordance with this section. Notice to BUYER shall additionally be sent to:

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203 U.S.A.
ATTN: Land Dept.
Facsimile: 303-837-5851

21. Right of First Refusal. Until such time as FRONTEER has timely completed the Work Expenditures in accordance with **section 4(a)**, NEWMONT and NVI shall have a right of first refusal ("ROFR") with respect to any option, lease, sale, grant or other disposition by BUYER or any Affiliate of BUYER of any or all of its interest in this Agreement or the Property ("Disposition"), as follows: Prior to accepting any offer to effect a Disposition BUYER shall promptly notify NEWMONT and NVI of its desire to effect a Disposition. Such notice shall specifically identify the property and shall state the price and all other pertinent terms and conditions of Disposition that BUYER would be willing to accept, and shall include a copy of the offer or contract of sale received by BUYER ("Offered Interest"). Such notice shall constitute an offer to NEWMONT and NVI (or its respective designee) to effect a Disposition on those terms. The consideration for the Disposition shall be expressed solely in Canadian or United States currency. If the consideration specified in the offer or contract of sale for the Disposition from a non-Affiliate is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary fair market value expressed in Canadian or United States currency. NEWMONT and NVI shall have 30 days from the date such notice is delivered to it to notify BUYER whether it elects to acquire the Offered Interest at the same price and on the same terms and conditions set forth in the notice. If neither NEWMONT or NVI elects to acquire the Offered Interest, the Disposition shall be consummated promptly, but in no event more than 60 days after notice of such election is delivered to BUYER. If NEWMONT and NVI fail to so elect within such 30 days to acquire the Offered Interest, such failure shall be deemed to be an election to

not acquire the Offered Interest. If NEWMONT and NVI elect to not acquire the Offered Interest, BUYER shall have 120 days following the expiration of such period to consummate the Disposition of the Offered Interest to a non-Affiliate third party at a price and on terms and conditions no less favorable to BUYER than those set forth in its notice to NEWMONT and NVI. If BUYER fails to consummate a Disposition of the Offered Interest to a third party within such 120 day period, then NEWMONT's and NVI's ROFR shall be deemed to be revived and shall continue in effect. Any subsequent offer by BUYER to transfer the Offered Interest, or any part thereof, shall be conducted in accordance with all of the procedures set forth in this section. NEWMONT's and NVI's ROFR shall apply to BUYER and any successor or assign of BUYER (including affiliates or successor by merger). Furthermore, should BUYER seek to undertake a Disposition after the consummation of an initial Disposition, NEWMONT's and NVI's ROFR shall continue to apply to such additional interests that BUYER may seek Disposition of. If both NEWMONT and NVI elect to acquire any Offered Interest, such acquisition shall be pro-rata in accordance with the percentages specified in **section 5**. Notwithstanding the foregoing, NEWMONT's and NVI's ROFR shall not apply to any direct transfers between FRONTEER and RIMFIRE, or any Affiliate of FRONTEER or RIMFIRE, provided the intent of any such transfer(s) is not undertaken to circumvent the ROFR.

22. Assignment. Subsequent to FRONTEER's timely completion of the Work Expenditures, and except as otherwise provided in this Agreement, BUYER may assign, transfer, convey or otherwise dispose of its rights, interests and obligations under this Agreement or the Royalty Agreement; provided, however, any option, joint-venture, assignment, transfer, conveyance or other disposition by BUYER of any of its rights and interests in or with respect to this Agreement, the Property or the Royalty Agreement shall be void unless the proposed assignee has first agreed in writing with SELLER to comply and be bound by all of the provisions of this Agreement and the Royalty Agreement with respect to the rights, interests and obligations being assigned to or assumed by the assignee in the place and stead of BUYER and only subsequent to the signing of a definitive agreement as between such assignee and SELLER, shall BUYER be relieved or discharged from this Agreement and the Royalty Agreement in respect thereof. BUYER shall not be relieved or discharged from this Agreement and the Royalty Agreement in respect of any rights, interests or obligations of BUYER in or with respect to this Agreement, the Property or the Royalty Agreement which are not assigned or assumed in accordance with the foregoing and SELLER may continue to look to BUYER for performance with respect thereto. SELLER shall have the unrestricted right, in its sole and absolute discretion, to assign, transfer, convey, or relinquish any of its rights or interests with respect to the Property, including the Royalty at any time. SELLER agrees to, upon completion of any such assignment, transfer, conveyance or other disposal, to provide BUYER with written notice forthwith in accordance with **section 20**.

23. Reporting. No later than March 1 of each year, BUYER shall provide SELLER with a detailed annual report of activities and operations, including but not limited to costs and Work Expenditures incurred, conducted with respect to the Property during the preceding calendar year, and from time to time such additional information as SELLER may reasonably request, as further described in the Royalty Agreement.

24. Maintenance of the Property. Subsequent to Closing, BUYER shall pay all governmental taxes, duties or other payments, make any minimum investments required by law, perform all acts and comply with all obligations under applicable law required to maintain the Property (excluding those portions of the Property previously abandoned by it as provided in this section) in good standing. At any time and from time to time, BUYER may elect to abandon any part or parts of the Property in accordance with the terms of this section only. Prior to abandoning any part of the Property, BUYER shall notify SELLER in writing of its intent to do so, which notice shall identify the portion(s) of the Property which are proposed to be abandoned. SELLER shall have sixty (60) from the date such notice is delivered to elect to all or any part of such Property identified in the notice conveyed to it. At the time of any reconveyance to SELLER, unless waived by SELLER, BUYER shall have satisfied all requirements to maintain the applicable Property in good standing for not less that one (1) year from the date of such reconveyance. If SELLER elects not to acquire such Property or fails to respond to BUYER within sixty (60) days of delivery of BUYER's notice of abandonment, BUYER may abandon such Property, and BUYER's obligations hereunder in respect to the abandoned portion of the Property (subject to **section 7**) shall terminate and thereafter the term "Property" as used in this Agreement will apply to those interests comprising the Property which have not been abandoned by BUYER. In the event SELLER elects to acquire the

Property, if requested by SELLER, BUYER shall execute documents transferring to SELLER title to any part or parts of the Property which BUYER is abandoning for and in consideration of the sum of One Dollar (CAD$1.00).

25. Assumption of Obligations under the Fairchild Agreement. BUYER hereby expressly assumes all obligations of Westmin Resources Limited and NEWMONT under the Fairchild Agreement. SELLER acknowledges that certain directors and officers of Equity Engineering Ltd. and Antioch Investments Ltd. (see Rectal A) are also directors and officers of RIMFIRE.

26. Public Announcements. Prior to Closing, a Party desiring to make a disclosure, statement or press release concerning this Agreement or the Royalty Agreement shall first consult with the other Party prior to making such disclosure, statement or press release, and the Parties shall use all reasonable efforts, acting expediently and in good faith, to agree upon a text for such statement or press release which is satisfactory to the Parties.

27. Further Assurances. The Parties shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and other instruments, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and the Closing Documents.

28. Approvals. BUYER covenants to use all commercially reasonable efforts, at its own expense, to obtain on or before Closing all required governmental and regulatory approvals (including any required approvals of a stock exchange), if any, in respect of the transactions contemplated in this Agreement.

29. Entire Agreement. This Agreement together with the Closing Documents constitute the entire agreement between the Parties pertaining to the subject matter hereof and supercedes all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. Except as may be specifically set forth in this Agreement and the Closing Documents, there are no representations, warranties, conditions or other agreements or acknowledgments, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced a Party to enter into this Agreement or on which reliance is placed by a Party.

30. Survival. The terms and conditions of this Agreement shall survive the Closing Date.

31. Amendment. This Agreement may be amended, modified or supplemented only by a written agreement signed by each Party.

32. Waiver of Rights. Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

33. Applicable Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia, Canada and the federal laws of Canada applicable therein.

34. Currency. Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to lawful money of Canada.

35. Performance on Holidays. If any action is required to be taken pursuant to this Agreement on or by a specified date, which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.

36. English Language. The Parties hereto expressly declare that they require this Agreement, and all documents and notices relating thereto, to be drafted and written solely in the English language. Les Parties déclarent expressément qu'elles exigent que ce contrat, ainsi que tous les documents et avis s'y rapportant, soient rédigés et écrits exclusivement en anglais.

37. Counterparts. This Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of all Parties be contained on any counterpart. Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

38. Termination of the Boliden Agreement. Effective as of the date that FRONTEER provides notice to SELLER that it has completed all of the Work Expenditures, NEWMONT and NVI and FRONTEER and RIMFIRE agree that the Boliden Agreement shall automatically terminate without any further action. NEWMONT and NVI have agreed and do hereby agree to waive any notice or other applicable provisions contained in the Boliden Agreement (as amended, if any) concerning such termination, notwithstanding anything to the contrary contained therein.

39. Claim Fees Due 31-December-2005. The Parties acknowledge that on 7-December-2005 NEWMONT paid to the Mayo Mining Recorder the sum of CAD$17,745 for claim fees due on 169 claims registered in the name of NVI. FRONTEER agrees to reimburse NEWMONT in full for such amount within thirty (30) days following the Effective Date.

40. Claim Staking Costs. BUYER and SELLER have agreed that FRONTEER's costs of staking mining claims within the Area of Interest during the months of November and December 2005, estimated to be approximately CAD$166,163.64, may be applied to the Work Expenditures.

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement effective as of the date first written above.

SELLER:
NEWMONT EXPLORATION OF CANADA LIMITED

By: [signature]
Title: VP Exploration Business Development

Its Authorized Representative **[SEAL]**

BUYER:
FRONTEER DEVELOPMENT GROUP INC.

By: [signature]
Title: President & CEO

Its Authorized Representative **[SEAL]**

SELLER:
NVI MINING LTD.

By: [signature]
Title: President & CEO

Its Authorized Representative **[SEAL]**

BUYER:
RIMFIRE MINERALS CORPORATION INC.

By: [signature]
Title: Chairman

Its Authorized Representative **[SEAL]**